Filed pursuant to Rule 433
Registration Statement 333-202025
Relating to Preliminary Prospectus Supplement dated January 18, 2017

Republic of Colombia

Pricing Term Sheet

U.S. $1,500,000,000 5.000% Global Bonds due 2045

Issuer:	Republic of Colombia
Transaction:	5.000% Global Bonds due 2045
Expected Issue Ratings*:	Baa2 / BBB / BBB
Format:	SEC Registered
Principal Amount:	U.S. $1,500,000,000
Reopening:	The bonds constitute a further issuance of, and will form a single series with, the U.S. $1,000,000,000 aggregate principal amount of the Republic’s 5.000% Global Bonds due 2045 issued on March 26, 2015, and the U.S. $1,500,000,000 aggregate principal amount of the Republic’s 5.000% Global Bonds due 2045 issued on January 28, 2015.
Pricing Date:	January 18, 2017
Settlement Date:	January 25, 2017 (T+5)
Make-Whole Call:	Prior to December 15, 2044 at a discount rate of Treasury Yield plus 40 basis points
Par Call:	On and after December 15, 2044 (six months before the maturity date) redeemable at 100.000%
Maturity Date:	June 15, 2045
Interest Payment Dates:	June 15 and December 15 of each year, commencing June 15, 2017, to the holders of record on June 1 and December 1 preceding each payment date
Benchmark Treasury:	2.250% UST due August 15, 2046
Benchmark Treasury Price and Yield:	Price: 84-18 and yield: 3.046%
Spread to Benchmark Treasury:	210 bps
Yield to Maturity:	5.146%
Coupon:	5.000%
Price to Public:	97.828% not including accrued interest
Net Proceeds (before expenses) to Issuer:	U.S. $1,472,003,333.33 which includes accrued interest totaling U.S. $8,333,333.33 from December 15, 2016 to January 25, 2017, plus accrued interest, if any, from January 25, 2017
Day Count:	30/360
Denominations:	U.S. $200,000 and increments of U.S. $1,000 in excess thereof
Listing and Trading:	Application will be made to list the Global Bonds on the official list of the Luxembourg Stock Exchange and to trade on the Euro MTF Market.
Joint Book-Running Managers:	Citigroup Global Markets Inc. Itau BBA USA Securities, Inc. Morgan Stanley & Co. LLC

Preliminary Prospectus Supplement: Clearing:

http://www.sec.gov/Archives/edgar/data/917142/000119312517011811/d198383d424b3.htm

DTC and its participants, including the depositaries for Euroclear Bank S.A./N.V. as operator of the Euroclear System plc, and Clearstream Banking, société anonyme.

CUSIP/ISIN:	195325 CU7 / US195325CU73

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction, revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Itau BBA USA Securities, Inc. toll-free at 1-888-770-4828 or Morgan Stanley & Co. LLC toll-free at 1-800-624-1808.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.